Neal Aizenstein
Partner
312.324.1751
naizenstein@morganlewis.com
April 18, 2011
Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:	Mac-Gray Corporation
Preliminary Proxy Statement on Schedule 14A
Filed by TUC Investor Value Creation Group, LLC, Kovpak
II, LLC, Richard Drexler, Michael J. Soenen, and Benjamin Kovler
Filed April 8, 2011
File No. 1-13495
Dear Ms. Duru:
     This letter is submitted on behalf of the TUC Investor Value Creation Group, LLC (the “TUC IVC Group”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) on the above-referenced Preliminary Proxy Statement on Schedule 14A (including the annexes thereto, the “Preliminary Proxy Statement”) as set forth in your letter to the TUC IVC Group dated April 15, 2011. The Staff’s comments are restated below in bold type, and are followed by the TUC IVC Group’s response thereto. Copies of the revisions to the Preliminary Proxy Statement that the TUC Investor Group proposes to make in response to the Staff’s comments, along with copies of this letter, are being provided supplementally to the Staff.
     The TUC Investor Group undertakes to include all such revisions in a revised version of the Preliminary Proxy Statement to be filed with the Commission. Unless otherwise indicated, page references in the TUC Investor Group’s responses set forth below correspond to the accompanying changed pages to the revised Preliminary Proxy Statement.

Ms. Mellissa Campbell Duru
April 18, 2011

PREC14A
1.	Please revise the form of proxy card to clearly mark it a “Preliminary Copy.” Refer to Rule 14a-6(c)(1).
Response: As requested, the form of proxy card has been revised to clearly mark that it is a “Preliminary Copy.”
2.	Please include information as of the most reasonable practicable date. For example, please update as may be appropriate, the total amount and percentage of shares beneficially owned by the TUC IVC Group in accordance with Item 5(b)(iv).
Response: The disclosure of the total amount and percentage of shares beneficially owned by the TUC IVC Group is current as of the date of this letter. The TUC IVC Group undertakes to update any information that changes prior to the filing of the Definitive Proxy Statement.
Background to the Solicitation, page 6
3.	Please describe the provisions of the company’s governing instruments which you believe permit you to nominate the current slate of candidates. Further, please revise to clarify whether the nominations were made timely and whether the TUC IVC Group is in compliance with the provisions in such governing instruments.
Response: As requested, the disclosure on page 6 of the Preliminary Proxy Statement has been revised to: (a) describe the provisions of the company’s governing instruments which the TUC IVC Group believes permits it to nominate the current state of candidates; and (b) clarify that the nominations were made timely and that the TUC IVC Group is in compliance with the provisions in such governing instruments.
4.	Please supplement your disclosure in the background section to further describe the relationships between the participants and nominees. Please succinctly disclose all prior relationships between or amongst each of the participants that led to the current solicitation.

Ms. Mellissa Campbell Duru
April 18, 2011

Response: As requested, the disclosure on page 6 of the Preliminary Proxy Statement has been revised to: (a) add disclosures about the relationship between the participants and nominees; and (b) disclsoe all prior relationships between or amongst each of the participants that led to the current solicitation.
Questions and Answers ... , page 6
5.	We note disclosure that as to other matters that may properly come before the Annual Meeting or adjournments or postponements thereof, the proxy holders will vote the gold proxies in their discretion. As the participants are aware, Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please clarify this in your proxy statement. Please also clarify this on the form of proxy card.
Response: As requested, the disclosure about the use of discretionary authority under Proposal 6 — Ratification of Election of Independent Registered Public Accounting Firm on page 8 and on the form of proxy card has been revised to limit such discretionary authority to matters unknown “a reasonable time before the solicitation.”
What happens if I fail to instruct my broker, bank, custodian, or other nominee ... , page 9
6.	You indicate that brokers will be able to exercise their discretionary authority with respect to proposal 6, the ratification of the independent auditors. It is our understanding that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please revise or advise.
Response: As requested, the disclosure under this caption on page 10 has been revised to indicate that brokers do not have discretionary authority to vote on any proposals to be voted on at the meeting.
Our Reasons for Supporting Our Nominees, page 14
7.	Given the cumulative holdings of the TUC IVC Group of 2.3% of outstanding shares, there does not appear to be a basis for the statement that the TUC IVC Group is a significant stockholder of Mac-Gray. Please revise or advise.

Ms. Mellissa Campbell Duru
April 18, 2011

Response: As requested, the disclosure under this caption on page 14 has been revised to eliminate the statement that the TUC IVC Group is a significant stockholder of Mac-Gray.
Our Nominees Are Committed to Creating Value for All Stockholders .. ., page 15
8.	Please set forth any specific plans or proposals the nominees currently have that will create stockholder value for all stockholders. Describe any alternatives to enhance stockholder value that the nominees intend to propose to the Board for its consideration, if elected. If none, revise to so state.
Response: As requested, the disclosure under this caption on page 15 has been revised to: (a) list the type of alternatives that the nominees may explore to create stockholder value; and (b) indicate that the nominees do not have any pre-determined, specific plans with respect to the alternatives.
9.	You imply that the track record of the Governance and Nominating Committee has led to the TUC IVC Group’s lack of confidence in the ability of the incumbent board to improve Mac-Gray’ s corporate governance policies. Clarify further the basis for this statement. For example, disclose whether the “track record” includes matters other than the shareholder proposals you reference on the prior page which were approved at the 2010 Annual Meeting.
Response: The sentence referring to the track record of the Governance and Nominating Committee under this caption on page 16 has been deleted.
10.	For each of proposals 2 and 4, revise to set forth specific plans, if any, that the nominees have or intend on presenting to the other members of the Board if elected that will accomplish the goals set forth in your disclosure. If there are no specific plans, revise to state this fact.

Ms. Mellissa Campbell Duru
April 18, 2011

Response: As requested: (a) a new sentence has been added to the final paragraph under Proposal 2 on page 18 describing our nominees approach, if elected, to structuring Mac-Gray’s stock-based incentive programs; and (b) a new paragraph has been added on page 21 describing our nominees approach, if elected, with respect to future severance arrangements.
Proposal 4 ... , page 21
11.	You disclose your belief that severance payments are excessive. Provide further context to your statement. For example, has the TUC IVC Group compared severance packages of similarly situated executives at comparable companies? Please supplement your disclosure accordingly.
Response: The sentence referring to Mac-Gray’s severance payments as excessive has been deleted.
12.	Please revise the biographical information of Mr. Soenen so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule l4A. For example, revise to clarify the gap or ambiguity regarding time in the five-year business sketch you provide for Mr. Soenen for the period from 2008 to the present.
Response: As requested, the biographical information of Mr. Soenen on page 13 has been revised so that it complies with Item 401 of Regulation S-K.
13.	Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. In this regard, please provide support for the statement that Mr. Soenen oversaw dramatic growth in the global brand while serving as CEO of FTD Group, Inc,
Response: The statement regarding the dramatic growth in the global brand on page 13 has been deleted.
Cost and Method of Solicitation, page 23
14.	It appears that you intend to solicit proxies via mail, facsimile, telephone, telegraph, courier services, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of

Ms. Mellissa Campbell Duru
April 18, 2011

Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
Response: The TUC IVC Group and the other participants confirm that all written soliciting materials, including any emails or scripts to be used in soliciting proxies, will be filed under the cover of Schedule 14A on the date of first use.
15.	Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.
Response: Neither TUC IVC Group nor any of the other participants plans to solicit via internet chat rooms.
***
In connection with this response, each of the TUC IVC Group and the other participants acknowledge the following:
•	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the foregoing changes are responsive to the Staff’s comments. Given the timing of the Annual Meeting, we would greatly appreciate your prompt review of this letter responding to the Staff’s comment letter.
If you would like additional information or would like to discuss the responses to your letter, please contact the undersigned (telephone (312) 324-1751; email: naizenstein@morganlewis.com).

Ms. Mellissa Campbell Duru
April 18, 2011

Very truly yours
Morgan, Lewis & Bockius LLP
/s/ Neal Aizenstein

cc:	TUC Investor Valve Creation Group, LLC Kovpak II, LLC Richard Drexler Michael J. Soenen Benjamin Kovler